Exhibit 99.1

JinkoSolar Announces Third Quarter 2013 Financial Results

SHANGHAI, China, November 18, 2013 -JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

●	Total solar product shipments were 518.9 megawatts (“MW”), consisting of 489.3 MW of solar modules, 10.9 MW of silicon wafers and 18.7 MW of solar cells. This represents an increase of 6.1% from 489.2 MW in the second quarter of 2013 and an increase of 54.8% from 335.2 MW in the third quarter of 2012.
●	As of September 30, 2013, the Company has completed 105MW worth of solar projects and expects additional 108MW to be completed in the fourth quarter.
●	Total revenues were RMB1.96 billion (US$320.7 million), representing an increase of 11.2% from the second quarter of 2013 and an increase of 47.6% from the third quarter of 2012.
●	Electricity revenues generated from solar projects were RMB39.9 million (US$6.5 million), representing an increase of 717.8% from the second quarter of 2013.
●	Gross margin was 22.3%, compared with 17.7% in the second quarter of 2013 and 5.8% in the third quarter of 2012.
●	Income from operations was RMB244.3 million (US$39.9 million), compared with income from operations of RMB155.8 million in the second quarter of 2013 and a loss from operations of RMB111.3 million in the third quarter of 2012.
●	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB103.5 million (US$16.9 million), compared with a net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB49.0 million in the second quarter of 2013 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB114.5 million in the third quarter of 2012.
●	Diluted earnings per American depositary share (“ADS”) was RMB4.40 (US$0.72), compared with a diluted earnings per ADS of RMB2.20 in the second quarter of 2013 and a diluted loss per ADS of RMB5.16 in the third quarter of 2012. Each ADS represents four ordinary shares.
●	Cash flow from operating activities was RMB780.4 million (US$127.5 million).

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●	Non-GAAP net income[1] attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2013 was RMB196.9 million (US$32.2 million), compared with a non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB74.3 million in the second quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB87.6 million in the third quarter of 2012.
●	Non-GAAP basic and diluted earnings per ADS were RMB8.72 (US$1.44) and RMB8.40 (US$1.36), respectively in the third quarter of 2013.

“I am very proud to report JinkoSolar’s second consecutive quarter of profitability following robust quarter-over-quarter growth in revenue, module shipments, and gross margins.” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “We have picked up considerable momentum from the strategic investments we made during the downturn. During that time, we successfully penetrated new markets, broadened our geographic reach, and expanded our downstream business, which has already resulted in net profitability for the entire year, a goal we initially set for ourselves to complete by the end of 2013. We now look forward to closing out the year on an even stronger footing. JinkoSolar is now solidly among the leading global solar PV companies with gross margins that have steadily improved to 22.3% thanks to our leading cost structure, improving global ASPs and growing profits from solar projects. I believe our strong operational and financial performance demonstrates management’s effectiveness and ability to execute its strategy. Having regained profitability for a second quarter, and having achieved net profitability for the entire year a quarter ahead of schedule, we are now devoting our substantial resources and attention towards growing our core PV business and to rapidly expanding our downstream business.”

“The follow-on public offering of 4,370,000 ADSs we issued during the quarter is another vote of confidence by the market in our future and the direction we are headed. We raised approximately US$67.8 million to further improve our working capital and cash reserves and are eager to put the cash to work. The capital will be used to supplement our working capital and invested into one of the most exciting business segments: our downstream solar projects.”

1 JinkoSolar adjusts net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders to exclude ) changes in fair value of convertible senior notes and capped call options, 2) interest expenses on the convertible senior notes, and 3) the exchange gain on the convertible senior notes and capped call options. Consistent with this approach, we believe that disclosing non-GAAP net income and earnings per share to the readers of our financial statements provides useful supplemental data that, while not a substitute for GAAP net income and earnings per share, allows for greater transparency in the review of our financial and operational performance.

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“Our transformation from a traditional manufacturer to a one-stop energy solution provider is truly an exciting business and I am very optimistic about the opportunities this will bring. We have already connected 105MW to the grid so far and are focused on connecting another 108MW during the fourth quarter of 2013. This will be followed by an additional 300MW earmarked to be connected by the end of 2014 with the support of financial partners such as China Development Bank, as we plan to focus more on distributed PV systems. The Chinese government recently increased its solar installation target for 2014 by 20% to 12GW, a clear commitment towards renewable energy that is expected to result in increased demand for both solar farms and distributed PV systems. Our pipeline now includes 700MW in utility scale projects and more than 400MW for distributed systems, putting JinkoSolar in a unique position to benefit greatly as this market grows. While still in its early stages, this growing revenue stream is currently generating revenues from power sales and services related to solar power projects. This quarter we recognized meaningful electricity revenue for the first time, accounting for approximately RMB 40 million in revenue from our downstream business where gross margins and net profit margins exceed 60% and 30%, respectively. With the number and scale of our projects growing rapidly, we expect that this revenue stream will contribute meaningfully to our profit in the future.”

“Our state-of-the-art products continue to lead the global PV industry in terms of technology and efficiency. During the quarter, we completed preliminary research on an advanced version of our ‘Eagle’ series of modules which we call ‘Eagle +’. These new modules continue the tradition set by earlier ‘Eagle’ modules by being certified PID free, but with higher power output and lighter in weight, making them ideal for rooftop installations and extreme weather geographies. JinkoSolar’s multicrystalline cells have now achieved conversion efficiency of 18.5% in lab tests. With this technology expected to be utilized in mass production next year, these results have been confirmed by third party institutions including TUV NORD and the National PV Product Quality Inspection Center. Our “smart modules” are currently in the process of undergoing internal reliability tests following the completion of function testing earlier this year. I am very excited about the potential these “smart modules” will provide to our customers and I believe they will revolutionize the way in which solar modules are managed and optimized. With ASPs continuing to stabilize and demand for our solid portfolio of products growing, we are well situated to take full advantage of our strong relationships across the globe and constant investment into R&D to leverage our technological leadership in solar product development.”

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“Our exposure globally has continued to grow as we leverage our reputation to diversify our geographic presence globally. As European markets slow, we continue to seek out new opportunities in exciting solar markets such as China, Japan, US, South Africa, and India.”

“In summary, with another quarter of profitability behind us, I am optimistic about the opportunities ahead of us as we confidently look towards the future. Even during the toughest times, we never lost the hope or courage we needed to push forward as one of the industry leaders. We continue to manage our business prudently, and have thus been able to adjust our vision and hone our ability to strategically execute. I believe that our industry leading technology, cost structure, steady downstream expansion and brand recognition have yielded a formula for our robust, sustainable future growth.”

Third Quarter 2013 Financial Results

Total Revenues

Total revenues in the third quarter of 2013 were RMB1.96 billion (US$320.7 million), representing an increase of 11.2% from RMB1.76 billion in the second quarter of 2013and an increase of 47.6% from RMB1.3 billion in the third quarter of 2012. The sequential increase in revenues was primarily attributable to the increase in shipments, improving average selling prices (“ASPs”) of solar modules and the increase in electricity revenues from solar projects. The year-over-year increase in total revenues was mainly due to an increase in the shipment of solar modules, which was partially offset by the decline in ASPs of solar modules.

JinkoSolar began developing solar projects in 2011. As of September 30, 2013, the Company has completed 105MW worth of solar projects. Before July 1, 2013, the Company did not accrue the government subsidy for electricity revenues from solar projects due to the lack of detailed government guidelines and uncertainty over the timing of subsidy payment. During the third quarter of 2013, the Chinese government announced a series of policies aimed at streamlining and standardizing government subsidy payments for electricity revenues from solar projects in China as well as expanding the amount invested in renewable energy. In addition, the Company received the government subsidy payments for electricity revenues from solar projects for the year 2012 during the third quarter of 2013. As the result of the increased policy clarity and payment certainty, the Company has begun to accrue the government subsidy for electricity revenue from solar projects starting July 1, 2013. During the third quarter of 2013, electricity revenues from solar projects were RMB39.9 million (US$6.5 million), an increase of 717.8% from the second quarter of 2013. For the electricity revenues in the third quarter of 2013, RMB18.8 million was related to the government subsidy for electricity revenues before July 1, 2013 and RMB14.7 million was related to the government subsidy for electricity revenues in the third quarter of 2013. Gross profit for electricity revenues was RMB32.2 million (US$5.3 million). Excluding the government subsidy for electricity revenues before July 1, 2013 which were recognized during the third quarter of 2013, electricity revenues and gross profit for electricity from solar projects were RMB21.1 million (US 3.4million) and RMB13.4 million (US 2.2million), respectively.

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The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were RMB31.4 million and RMB11.7 million for the second quarter of 2013 and the third quarter of 2013, respectively. As of September 30, 2013, the cumulative amounts of retainage that were not recognized as revenue was RMB158.5million.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2013 was RMB437.6million (US$71.5 million), compared with a gross profit of RMB311.6 million in the second quarter of 2013 and a gross profit of RMB77.6 million in the third quarter of 2012.

Gross margin was 22.3% in the third quarter of 2013 compared with 17.7% in the second quarter of 2013 and 5.8% in the third quarter of 2012. The sequential increase in gross margins was primarily attributable to improving solar module ASPs and higher gross margins generated from electricity revenues of solar projects. The year-over-year increase in gross margins was mainly due to improvements in operating efficiency and continued cost reductions for the Company’s polysilicon and auxiliary materials, and higher gross margins from the electricity revenues of solar projects, which were partially offset by declines in solar module ASPs.

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In-house gross margin relating to the Company’s in-house silicon wafer, solar cell, and solar module production was 21% in the third quarter of 2013, compared with 18.3% in the second quarter of 2013and 12.6% in the third quarter of 2012.

Income/(Loss) from Operations and Operating Margin

Income from operations in the third quarter of 2013 was RMB244.3 million (US$39.9 million), compared with income from operations of RMB155.8 million in the second quarter of 2013 and a loss from operations of RMB111.3 million in the third quarter of 2012. Operating margin in the third quarter of 2013 was 12.4%, compared with 8.8% in the second quarter of 2013 and negative 8.4% in the third quarter of 2012.

Total operating expenses in the third quarter of 2013 were RMB193.3 million (US$31.6 million), an increase of 24.1% from RMB155.8 million in the second quarter of 2013 and an increase of 2.3% from RMB188.9 million in the third quarter of 2012. The sequential increase was primarily due to the decrease in the amount of reversal of provisions for bad debts, which was RMB29.0 million in the third quarter as compared with RMB 54.0 million in the second quarter of 2013, , and an increase in shipping and warranty costs resulting from the increase in solar module shipments. The year-over-year increase in operating expenses was mainly due to the increase in shipping and warranty costs. Provisions for bad debts were reversed as a result of settlement of long aged accounts receivable which were previously provided for. Included in the amount of reversal for the third quarter, there was a settlement in the form of convertible bonds issued to the Company of which the fair value was assessed to be RMB23.7 million (US$3.9 million). The convertible bonds have been accounted for as an available for sale investment.

Total operating expenses excluding provision for bad debt was RMB222.3 million, compared to RMB209.8 million in the second quarter of 2013 and RMB 177.2 million in the third quarter of 2012.

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Total operating expenses excluding provision for bad debts, as a percentage of total net revenues were 11.3% in the third quarter of 2013, compared to 11.9% in the second quarter of 2013 and 13.3% in the third quarter of 2012.

Interest Expense, Net

Net interest expense in the third quarter of 2013 was RMB56.3 million (US$9.2 million), a decrease of 3.7% from RMB58.5 million in the second quarter of 2013 and an increase of 8.8% from RMB51.8 million in the third quarter of 2012.

Exchange gain/loss

Due to the appreciation of the Euro against the Chinese Yuan during the third quarter of 2013, the Company recorded an exchange gain of RMB25.1million (US$4.1 million) in the third quarter of 2013, which was primarily due to a foreign currency exchange gain of RMB20.8 million (US$3.4 million) and gain in fair value of forward contracts of RMB4.3 million (US$0.71million).The Company had net exchange loss of RMB5.8 million in the second quarter of 2013and net exchange gain of RMB44.2 million in the third quarter of 2012.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB88.6 million (US$14.5 million) in the third quarter of 2013 primarily due to the increase in market price of convertible senior notes.

Equity in losses of affiliated companies

The Company recognized equity loss of affiliated companies of RMB2.4 million (US$0.4 million) in the third quarter of 2013, which was primarily due to the elimination of inter-company profit of a solar module shipment to one of JinkoSolar’s affiliated companies.

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Income Tax Benefit / (Expense)

The Company recognized an income tax expense of RMB18.4 million (US$3.0 million) in the third quarter of 2013, compared with a tax benefit of RMB0.2 million in the second quarter of 2013 and an income tax expense of RMB1.3 million during the third quarter of 2012. The increase of income tax was due to the expectation of income tax for the fiscal year of 2013 as certain subsidiaries of the Company return to profitability for 2013.

Net Income / (Loss) and Earnings/ (Loss) per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2013 was RMB103.5 million (US$16.9 million), compared with a net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB49.0 million in the second quarter of 2013and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB114.5 million in the third quarter of 2012.

Basic and diluted earnings per share were RMB1.15(US$0.19) and RMB1.10 (US$0.18) in the third quarter of 2013, respectively. Basic and diluted earnings per ADS were RMB4.60 (US$0.76) and RMB4.40 (US$0.72) in the third quarter of 2013, respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2013 was RMB196.9 million (US$32.2 million), compared with a non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB74.3 million in the second quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB87.6 million in the third quarter of 2012.

Non-GAAP basic and diluted earnings per share in the third quarter of 2013 were RMB2.18 (US$0.36) and RMB2.10 (US$0.34), respectively. This translates into non-GAAP basic and diluted earnings per ADS of RMB8.72 (US$1.44) and RMB8.40 (UD$1.36), respectively, in the third quarter of2013.

Financial Position

As of September30, 2013, the Company had RMB1.34 billion (US$218.7 million) in cash and cash equivalents and restricted cash, compared with RMB694.6 million of cash and cash equivalents and restricted cash as of June 30, 2013. As of September 30, 2013, the Company closed follow-on public offering of 4,370,000 ADSs and received aggregate net proceeds of approximately US$67.8 million, after deducting underwriting discounts and commissions but before offering expenses.

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As of September30, 2013, total short-term bank borrowings, including the current portion of long-term bank borrowings, were RMB2.02 billion (US$330.2 million), compared with RMB2.37 billion as of June 30, 2013, and total long-term borrowings were RMB383.0 million (US$62.6 million), compared with RMB383.0 million as of June 30, 2013.

As of September 30, 2013, the Company’s working capital balance was negative RMB1.77 billion (US$288.8 million), compared with negative RMB2.07 billion as of June 30, 2013.

Third Quarter 2013 Operational Highlights

Solar Product Shipments

Total solar product shipments in the third quarter of 2013 were 518.9 MW, consisting of 489.3 MW of solar modules, 10.9 MW of silicon wafers and 18.7 MW of solar cells. In comparison, total shipments for the second quarter of 2013 were 489.2 MW, consisting of 460.0 MW of solar modules, 11.1 MW of silicon wafers and 18.1 MW of solar cells, and total solar product shipments in the third quarter of 2012 were 335.2 MW, consisting of 280.0 MW of solar modules, 28.6 MW of silicon wafers and 26.6 MW of solar cells.

Solar Products Production Capacity

As of September 30, 2013, the Company’s in-house annual silicon wafer, ingot, and solar cell production capacity was approximately 1,500 MW each. The Company’s solar module product production capacity was increased to approximately 1,800 MW.

Recent Business Developments

●	In August 2013, JinkoSolar supplied 23MW of Solar PV modules to Swinerton Builders, a leading US Engineering and Construction Company and Clenera, a clean energy finance and management firm.

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●	In August 2013, JinkoSolar supplied 2.3 MW of solar modules for a rooftop system constructed by Sentinel Solar. The project is the largest roof-top project in Canada and was commissioned under Ontario's Feed-in Tariff plan.
●	In September 2013, JinkoSolar’s20MW solar PV power plant project in Shaya, Xinjiang Province and 10MW solar PV power project in Gonghe, Qinghai Province successfully passed the inspection conducted by the national grid. The company has successfully connected more than 100MW of solar PV power projects to the grid.
●	In September 2013, JinkoSolar closed its follow-on public offering of 4,370,000 ADSs at a public offering price of US$ 16.25 per ADS, including 570,000 ADSs sold pursuant to the underwriters' exercise in full of their option to purchase additional ADSs. The Company received aggregate net proceeds of approximately $67.8 million, after deducting underwriting discounts and commissions but before offering expenses.
●	In September 2013, JinkoSolar supplied 20MW of highly-efficient solar modules to the State Grid Corporation of China, the world's largest utilities company for the Second Phase of China's National Wind/PV/Energy Storage and Transmission Joint Demonstration Project.
●	In October 2013, JinkoSolar was recognized as one of the "Top 100 Best Employers in China 2013".The Company was selected by the World Executive Journal in conjunction with the World HR Laboratory, Bossline and CEO-ZINE; organizations that promote company culture and brand awareness of an employer. JinkoSolar was the only solar PV Company recognized.
●	In October 2013, JinkoSolar entered into an agreement with Lightsource Renewable Energy, the UK’s largest solar energy generator and asset operator, to supply 18.5MWp photovoltaic modules for solar farm projects in the United Kingdom.
●	In October 2013, JinkoSolar signed a strategic agreement with the local authority in Electromechanical Industrial Park, Zhenjiang New Area, Jiangsu Province, to develop a 120MW distributed PV power plant within 3 years. It will be the largest distributed PV power plant in China upon its completion.
●	In November 2013, JinkoSolar has become one of the first Chinese solar PV companies to have obtained JIS Q 8901 Certification from TUV Rheinland.

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Operations and Business Outlook

Fourth Quarter and Full Year 2013Guidance

For the fourth quarter of 2013, we expect total solar module shipments to be in the range of 500MW to 530MW.

Full Year 2013 total solar module shipments have been revised upwards, and will now be in the range of 1.7GW to 1.8 GW compared to the previous guidance of 1.5GW to 1.7 GW. By the end of the year, total operational solar PV projects are expected to be in the range of 210MW to 230MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, November 18, 2013 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, November 25, 2013. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	2986919

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

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About JinkoSolar Holding Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan; and Cape Town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 1.5 GW each for silicon ingots, wafers, and solar PV cells, and approximately 1.8 MW for solar PV modules, as of September 30, 2013. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

●	To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:
●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, and exchange gain on the convertible senior notes and capped call options;
●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

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The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2013, which was RMB6.1200 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate on June 28, 2013 or March 31, 2013. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Sep 30, 2012	Jun 30, 2013	Sep 30, 2013
	RMB	RMB	RMB	USD
Revenues from third parties	1,306,180	1,330,353	1,838,815	300,460

Revenues from related parties	23,349	434,532	123,669	20,207

Total revenues	1,329,529	1,764,885	1,962,484	320,667

Cost of revenues	(1,251,910)	(1,453,298)	(1,524,871)	(249,162)

Gross profit	77,619	311,587	437,613	71,505

Operating expenses:
Selling and marketing	(90,420)	(117,490)	(138,064)	(22,559)
General and administrative	(81,545)	(25,280)	(42,319)	(6,915)
Research and development	(16,944)	(13,052)	(12,945)	(2,115)
Total operating expenses	(188,909)	(155,822)	(193,328)	(31,589)

(Loss)/Income from operations	(111,290)	155,765	244,285	39,916
Interest expenses, net	(51,757)	(58,462)	(56,286)	(9,197)
Subsidy income	-	1,838	368	60
Exchange gain/(loss)	49,069	(19,042)	20,789	3,397
Other income/(expense), net	12,414	(800)	1,382	226
Change in fair value of forward contracts	(4,873)	13,279	4,330	708
Change in fair value of convertible senior notes and capped call options	(6,801)	(25,242)	(88,637)	(14,483)
(Loss)/Gain before income taxes	(113,238)	67,336	126,231	20,627
Income tax (expense)/benefit	(1,289)	216	(18,388)	(3,005)
Equity in losses of affiliated companies	-	(19,281)	(2,405)	(393)
Net (loss)/income	(114,527)	48,271	105,438	17,229
Less: Net gain/(loss) attributable to non-controlling interests	2	(692)	1,933	316
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(114,529)	48,963	103,505	16,913
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(1.29)	0.55	1.15	0.19
Diluted	(1.29)	0.55	1.10	0.18

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(5.16)	2.20	4.60	0.76
Diluted	(5.16)	2.20	4.40	0.72

Weighted average ordinary shares outstanding:
Basic	88,740,778	88,810,075	90,377,871	90,377,871
Diluted	88,740,778	88,992,247	93,849,833	93,849,833

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	For the quarter ended
	Sep 30, 2012	Jun 30, 2013	Sep 30, 2013

Net (loss)/income	(114,527)	48,271	105,438	17,229
Other comprehensive (loss)/income:
-Foreign currency translation adjustments	(609)	4,524	(1,710)	(279)
Comprehensive (loss)/income	(115,136)	52,795	103,728	16,950
Less: comprehensive gain/(loss) attributable to non-controlling interest	2	(692)	1,933	316
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(115,138)	53,487	101,795	16,634

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(114,529)	48,963	103,505	16,913

Change in fair value of convertible senior notes and capped call options	6,801	25,242	88,637	14,483

4% of interest expense of convertible senior notes	6,192	7,649	7,597	1,238

Exchange loss/(gain) on convertible senior notes and capped call options	13,985	(7,576)	(2,801)	(456)

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	(87,551)	74,278	196,938	32,178

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	(0.99)	0.84	2.18	0.36
Diluted	(0.99)	0.83	2.10	0.34

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	(3.96)	3.36	8.72	1.44
Diluted	(3.96)	3.32	8.40	1.36

Non-GAAP weighted average ordinary shares outstanding -
Basic	88,740,778	88,810,075	90,377,871	90,377,871
Diluted	88,740,778	88,992,247	93,849,833	93,849,833

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2012 (Note 1)	September 30, 2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	279,130	950,002	155,229
Restricted cash	140,761	388,424	63,468
Short-term investments	722,461	846,303	138,285
Accounts receivable, net - related parties	105,531	284,336	46,460
Accounts receivable, net - third parties	1,712,685	1,409,423	230,298
Notes receivable - related parties	-	41,000	6,699
Notes receivable, net - third parties	1,424	192,151	31,397
Advances to suppliers, net - third parties	63,553	92,774	15,159
Inventories	527,962	629,624	102,880
Forward contract receivables	12,930	26,752	4,371
Other receivables—related parties	5,840	142	23
Capped Call options	-	56,593	9,247
Prepayments and other current assets	413,331	557,338	91,070

Total current assets	3,985,608	5,474,862	894,586

Non-current assets:
Restricted cash	14,800	15,625	2,553
Available-for-sale investment	-	23,730	3,877
Project Assets	536,391	962,521	157,275
Long-term investments	35,184	97,453	15,924
Property, plant and equipment, net	3,329,873	3,331,930	544,433
Land use rights, net	365,749	360,695	58,937
Intangible assets, net	6,374	6,327	1,034
Forward contract receivables-long term	-	2,849	466
Capped call options	16,131	-	-
Other assets	82,210	128,725	21,033

Total non-current assets:	4,386,712	4,929,855	805,532

Total assets	8,372,320	10,404,717	1,700,118

LIABILITIES
Current liabilities:
Accounts payable - related parties	30,045	28,611	4,675
Accounts payable - third parties	1,347,327	1,444,786	236,076
Notes payable - third party	1,149,137	1,555,973	254,244
Accrued payroll and welfare expenses	206,425	228,541	37,343
Advances from customers	121,031	313,815	51,277
Income tax payable	3	35,195	5,751
Other payables and accruals	817,393	880,569	143,884
Other payables due to a related party	2,271	2,987	488
Forward contract payables	5,491	9,046	1,478
Convertible senior notes	-	673,228	110,005
Bonds payable and accrued interests	313,690	48,746	7,965
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,245,631	2,020,911	330,214

Total current liabilities	6,238,444	7,242,408	1,183,400

Non-current liabilities:
Long-term borrowings	167,000	383,000	62,582
Long-term payables	146	-	-
Bond payables	-	800,000	130,719
Accrued warranty costs – non-current	109,338	141,827	23,174
Convertible senior notes	483,582	-	-
Forward contract payables-long term	-	63	10

Total non-current liabilities	760,066	1,324,890	216,485

Total liabilities	6,998,510	8,567,298	1,399,885

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 88,758,778 and 107,506,334 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	13	16	3
Additional paid-in capital	1,524,729	1,957,729	319,890
Statutory reserves	179,041	179,041	29,255
Accumulated other comprehensive income	236	5,493	898
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2012 and September 30, 2013, respectively	(13,876)	(13,876)	(2,267
Accumulated losses	(325,022)	(301,296)	(49,231

Total JinkoSolar Holding Co., Ltd. shareholders' equity	1,365,121	1,827,107	298,548

Non-controlling interests	8,689	10,312	1,685

Total liabilities and shareholders' equity	8,372,320	10,404,717	1,700,118

Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2012 was derived from the audited consolidated financial statements.

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